UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 7, 2019

(Commission File No. 1-15024)

____________________

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

____________________

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Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

MEDIA RELEASE     •     COMMUNIQUE AUX MEDIAS     •      MEDIENMITTEILUNG

Novartis announces new leader of Pharmaceuticals Business Unit

•	Marie-France Tschudin, an experienced Novartis leader, appointed to President, Novartis Pharmaceuticals

Basel, June 7, 2019 – Novartis announced today that Marie-France Tschudin, currently President, Advanced Accelerator Applications (AAA), a Novartis company, has been appointed President, Novartis Pharmaceuticals. She will report to Vas Narasimhan, CEO Novartis, and will join the Executive Committee with immediate effect. Marie-France Tschudin succeeds Paul Hudson who will be leaving Novartis to take the CEO position of a multinational pharmaceuticals company.

Vas Narasimhan, CEO Novartis, said: “I am pleased that Marie-France Tschudin is ready to take over from Paul Hudson to further grow the business and lead the expected upcoming launches of our transformative medicines. Marie-France has a strong record of accomplishments in driving commercial excellence and a culture of inclusiveness and integrity founded on her exemplary commitment to patients and customers. She has always been highly respected by people working with her and will bring new and diverse perspectives to our executive leadership team. I would like to thank Paul for his exceptional leadership in positioning our pharmaceuticals business for strong future growth. He also established a new culture of commercial excellence, integrity and nurtured a strong, diverse talent pool.”

Regarding her appointment, Marie-France Tschudin said: “I’m honored and excited to be given the opportunity to lead and further develop one of the greatest businesses in our industry. I would like to thank Paul for his leadership and his focus on people and I wish him continued success going forward. I’m excited to deliver my part in reimagining medicine for as many people as possible together with our associates at Novartis.”

Marie-France Tschudin has more than 25 years of broad, multi-national experience in the pharmaceuticals and biotech industry. She joined Novartis in January 2017. As a member of the Novartis Pharmaceuticals Executive Committee and Head of Novartis Pharmaceuticals, Region Europe she successfully grew the largest regional business within Novartis across countries, therapeutic areas and products to over USD 8 Billion in sales by the end of 2018. She also built a diverse leadership team, managed the entire pharmaceuticals portfolio and oversaw the preparations for our potential blockbuster launches in Europe. Before joining Novartis, Marie-France spent 10 years at Celgene in a variety of leadership and general management positions and led their Hematology-Oncology business for Europe, Middle East and Africa from 2014 to 2016.

Marie-France Tschudin is a Swiss citizen. She speaks six languages, graduated from Georgetown University, Washington D.C. and holds a Master in Business Administration from the Institute for Management Development (IMD), Lausanne.

Disclaimer

This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by words such as “will,” “to further grow,” “expected,” “upcoming,” “launches,” “commitment,” “future growth,” “excited,” “to deliver,” “potential,” or similar expressions, or by express or implied discussions regarding the launch of potential new products, potential new indications for existing products, or regarding potential future sales or earnings of the Pharmaceuticals business unit or the Novartis Group. You should not place undue reliance on these statements. Such forward looking statements are based on our current beliefs and expectations regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward looking statements. There can be no guarantee that the investigational or approved products described in this press release will be submitted or approved for sale or for any additional indications or labeling in any market or at any particular time. Nor can there be any guarantee that the Pharmaceuticals business unit or Novartis will be commercially successful in the future, or achieve any particular financial results. In particular, our expectations could be affected by, among other things: regulatory actions or delays or government regulation generally; global trends toward health care cost containment, including government, payor and general public pricing and reimbursement pressures; uncertainties regarding actual or potential legal proceedings; the uncertainties inherent in the research and development of new healthcare products; our ability to obtain or maintain proprietary intellectual property protection on key products; safety, quality or manufacturing issues; general political and economic conditions, including uncertainties regarding the effects of ongoing instability in various parts of the world; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; and uncertainties regarding potential significant breaches of data security or data privacy, or disruptions of our information technology systems; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis is reimagining medicine to improve and extend people’s lives. As a leading global medicines company, we use innovative science and digital technologies to create transformative treatments in areas of great medical need. In our quest to find new medicines, we consistently rank among the world’s top companies investing in research and development. Novartis products reach more than 750 million people globally and we are finding innovative ways to expand access to our latest treatments. About 105 000 people of more than 140 nationalities work at Novartis around the world. Find out more at www.novartis.com.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: June 7, 2019	By:	/s/ PAUL PENEPENT
	Name:	Paul Penepent
	Title:	Head Group Financial Reporting and Accounting